ABSINTHIA'S BOTTLED SPIRITS, LLC

NOTE PURCHASE AGREEMENT

THIS NOTE PURCHASE AGREEMENT (*"Agreement"*) is made as of_____, (the *"Effective Date"*) by and between Absinthia's Bottled Spirits, LLC, a California limited liability company (the *"Company"*) and _____ (the *"Lender*,*"* or the *"Investor"*).

1. **NOTE PURCHASE.** Subject to the terms of this Agreement and those on the Crowdfund Mainstreet platform, the Lender agrees to lend $_____ (the "*Loan Amount*") to the Company against the issuance and delivery by the Company of a promissory note for such amount, in substantially the form attached hereto as <u>Exhibit A</u> (the *"Note"*).

2. **REPRESENTATIONS AND WARRANTIES OF THE COMPANY.** The Company hereby represents and warrants to the Lender as follows:

   2.1 **Authority; Binding Agreement.** All action on the part of the Company, its directors, and its officers necessary for the authorization, execution, delivery, and performance of this Agreement by the Company and the performance of the Company's obligations hereunder, including the issuance and delivery of the Note has been taken as of the Effective Date. This Agreement and the Note, when executed and delivered by the Company, shall constitute valid and binding obligations of the Company enforceable in accordance with their terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors, general principles of equity that restrict the availability of equitable remedies, and, subject to rights to indemnity, to federal and state securities laws.

   2.2 **Governmental Consents.** Assuming the accuracy of the representations and warranties of the Lender contained in Section 3 hereof, all consents, approvals, orders, or authorizations of, or registrations, qualifications, designations, declarations, or filings with, any governmental authority, required on the part of the Company in connection with the valid execution and delivery of this Agreement, the offer, sale, or issuance of the Note, or the consummation of any other transaction contemplated hereby shall have been obtained and will be effective at the Effective Date, except for notices required or permitted to be filed after the Effective Date with certain state and federal securities commissions, which notices will be filed on a timely basis.

   2.3 **Offering.** Assuming the accuracy of the representations and warranties of the Lender contained in Section 3 hereof, the offer, issue, and sale of the Note are and will be exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the *"1933 Act"*), and are exempt from registration and qualification under the registration, permit, or qualification requirements of all applicable state securities laws.

3.   **REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE LENDER.**

The Lender hereby represents, warrants, and covenants to the Company as follows:

3.1   **The Company May Rely on These Representations.** The Lender understands that the Company's offer and sale of the Note has not been registered under the Securities Act of 1933, as amended, because the Company believes, relying in part on the Lender's representations in this Agreement, that an exemption from such registration requirement is available for such sale. The Lender understands that the availability of this exemption depends upon the representations the Lender is making to the Company in this Agreement being true and correct.

3.2   **No Resale for One Year.** The Lender understands that the Note may not be resold for one year after the date of issuance (with limited exceptions) and that even after one year there may not be any market for the Note.

3.3   **No Resale Without Registration or Exemption.** The Investor has been advised that this Note has not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless it is registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available.

3.4   **The Lender Can Protect Its Interests.** The Lender understands that the purchase of the Note involves a high degree of risk, and that the Company's future prospects are uncertain. The Lender understands the risks involved in purchase of the Note, including (1) the speculative high risk nature of the investment; (2) the financial hazards involved, including the risk of losing the entire investment; and (3) the lack of liquidity of the investment due to the absence of a trading market for the Note. The Lender can properly evaluate the merits and risks of purchase of the Note and can protect its own interests in this regard, whether by reason of its own business and financial expertise or the business and financial expertise of certain professional advisors unaffiliated with the Company with whom the Lender has consulted.

3.5   **The Lender Advised to Seek Representation.** The Lender understands that nothing in this Agreement or any other materials presented to the Lender in connection with the purchase and sale of the Note constitutes legal, tax, or investment advice. The Company has advised the Lender to consult with such legal, tax, and investment advisors as the Lender, in its sole discretion, deems necessary or appropriate in connection with its purchase of the Note.

3.6   **Information.** The Lender acknowledges that it has received all the information it has requested from the Company that it considers necessary or appropriate for deciding whether to purchase the Note. Lender represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Note and to obtain any additional information necessary to verify the accuracy of the information given to Lender.

3.7   **Further Limitations on Disposition.** Without in any way limiting the representations set forth above, Lender further agrees not to make any disposition of all or any portion of the Note unless and until:

(a)   There is then in effect a Registration Statement under the 1933 Act covering such proposed disposition and such disposition is made in accordance with such Registration Statement; or

(b)   Lender shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Company, Lender shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration under the 1933 Act or any applicable state securities laws.

(c)   Notwithstanding the provisions of paragraphs (a) and (b) above, no such registration statement or opinion of counsel shall be necessary for a transfer by Lender to a shareholder or a partner (or retired partner) of the Lender, or transfers by gift, will or intestate succession to any spouse or lineal descendants or ancestors, if all transferees agree in writing to be subject to the terms hereof to the same extent as if they were a Lender hereunder.

3.8   **Indemnity.** Lender agrees to indemnify and hold harmless the Company and its officers and directors for any claims, judgments, or expenses incurred as a result of any misrepresentation made by Lender.

3.9   **Authority; Binding Agreement.** The Lender represents and warrants to, and covenants with, the Company that (i) Lender has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery, and performance of this Agreement, and (ii) this Agreement constitutes a valid and binding obligation of Lender enforceable against the Lender in accordance with its terms, except as enforceability may be limited by applicable law.

3.10   **Complete Information.** All information provided by the Lender to the Company herein, and all information provided by the Lender to the Company in connection with the purchase and sale of the Note, is true, correct and complete as of the date hereof, and if there should be any change in such information, the Lender will immediately provide the Company with such information.

3.11   **Tied House Laws**. The Lender is aware that alcoholic beverage licenses and licensees and persons who hold interests in or related to alcoholic beverage licenses or licensees, including loans or indebtedness, are or may be subject to state and federal "tied house" laws which restrict certain investments between the three "tiers" of the alcoholic beverage industry: the manufacturing or supply tier, the wholesale tier, and the retail tier. The Lender understands that the rules regarding such investments are different in each state and change frequently and that the Company cannot make any assurances that a loan to the Company by the Lender is permissible in California or any other state if the Lender holds interests in or related to alcoholic beverage licenses or licensees. The Lender is aware that it is within the purview of the California Department of Alcoholic Beverage Control to investigate investors in the Company to ensure compliance with state tied house requirements regardless of investors' amount of investment in the Company.

The Lender is aware that the Lender may be prohibited by law from lending to the Company if the Lender:

(i) Holds the direct or indirect ownership of any interest in an alcoholic beverage retail license.

(ii) Has furnished, given or loaned money or other thing of value, directly or indirectly, to, or guaranteed the repayment of any loan or the fulfillment of any financial obligation of, any person engaged in operating, owning or maintaining any alcoholic beverage retail premises.

(iii) Is an officer, director, agent or employee of an alcoholic beverage retail licensee.

(iv) Owns any interest, directly or indirectly, in the business, furniture, fixtures, equipment, signs or lease in or of any premises operated, maintained or licensed under any alcoholic beverage retail license.

(v) Owns any interest, directly or indirectly, of the realty upon which an alcoholic beverage retail premises is maintained.

(vi) Holds any ownership or interest, directly or indirectly, in any craft distiller's, distilled spirits wholesaler's, rectifier's or alcohol retailer's license.

The Lender is aware that the list in this Section 3.11 is non-exhaustive and that there may be other situations in which the Lender is prohibited by law from lending to the Company.

The Company has advised the Lender to consult with legal advisors regarding state and federal tied house laws as they relate to the Note, and the Lender has had the opportunity to do so. The Lender understands that nothing in the Note or any other materials presented to the Lender or statements made by the Company or its agents in connection with the purchase and sale of the Note constitutes such legal advice.

The Lender does not have any interests in or related to alcoholic beverage licenses or licensees that could prohibit the Lender from entering into the Note.

4. **MISCELLANEOUS.**

4.1 **Binding Agreement.** The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any third party any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

4.2 **Governing Law.** This Agreement shall be governed by and construed under the laws of the State of California.

4.3 **Counterparts.** This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

4.4 **Titles and Subtitles.** The titles and subtitles used in this Agreement are used for **convenience** only and are not to be considered in construing or interpreting this Agreement.

4.5   **Notice.** Any notice or demand which either party may or must give to the other under this Agreement shall be made in writing and shall be either hand delivered or sent via U.S. certified mail to the following addresses, or at such other addresses which each party may later designate in writing to the other party:

If to the Company:

Jennifer Absinthia Vermut
Absinthia's Bottled Spirits, LLC
4200 Park Boulevard, #513
Oakland, CA 94602

If to the Investor:

At the office of MiTec, PBC (dba Crowdfund MainStreet)
2601 Blanding Ave. C528
Alameda, CA 94501
c/o

4.6   **Severability.** In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision; provided that no severance shall be effective if it materially changes the economic benefit of this Agreement to any party.

4.7   **Entire Agreement.** This Agreement, along with the Note and the agreements completed on the Crowdfund Mainstreet platform, constitutes the final, complete, and exclusive statement of the terms of the agreement between the parties pertaining to the purchase and sale of the Note by Investor from the Company, and supersedes all prior and contemporaneous understandings or agreements of the parties.

4.8   **Amendments.** Any term of this Agreement may be amended either retroactively or prospectively, with the written consent of the Company and the Lender. All amendments shall be effective only when in writing signed by the parties.

4.9   **Expenses.** The Company and the Lender shall each be responsible for bearing their own expenses incurred on their behalf (including attorney's fees) with respect to this Agreement and the transaction contemplated hereby.

4.10   **Company's Right to Accept or Reject Investments.** The Company may accept or reject any investments, in whole or in part. This means that the Company may sell to the Lender a Note in a smaller amount than the Lender invests or may choose not to sell the Note to the Lender. If the Company accepts the Lender investment, in whole or in part, except as otherwise set forth on the Crowdfund Mainstreet platform, this Agreement will constitute an irrevocable commitment by the Lender to purchase the Note, and a copy of this Agreement will be executed by the Company and returned to the Lender. If the Company rejects the Lender's investment in whole or in part, the Company will return the payment tendered for any unissued portion of the investment.

4.11   **Tax.** The Lender hereby authorizes the Borrower to make any withholding required by law. Lender agrees to provide to Borrower a Form W-9 or comparable form.

4.12   **Characterization of Investment.** The parties to this Agreement agree that they shall treat the Note as a loan for financial and tax and all other applicable purposes, and not as equity. The Lender agrees to comply with all applicable laws governing the making of loans to businesses in the jurisdiction in which the Lender is a resident.

4.13   **Further Assurances**. Each party to this Agreement hereby covenants and agrees, without the necessity of any further consideration, to execute and deliver any and all such further documents and take any and all such other actions as may be necessary or appropriate to carry out the intent and purposes of this Agreement and to consummate the transactions contemplated herein.

4.14   **Electronic Signatures.** Each party to this Agreement agrees that electronic signatures, whether digital or encrypted, to this Agreement are intended to authenticate this writing and to have the same force and effect as original manual signatures. Electronic signature means any electronic sound, symbol, or process attached to or logically associated with a record and executed and adopted by a party with the intent to sign such record, including facsimile or email electronic signatures.

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IN WITNESS WHEREOF, the parties have executed this **NOTE PURCHASE AGREEMENT** as of the date first written above.


COMPANY:

Absinthia's Bottled Spirits, LLC
a California limited liability company

By:_____

Name: Jennifer Absinthia Vermut

Title: Manager and Sole Member


LENDER:

IF LENDER IS AN INDIVIDUAL:

_____
PRINT NAME

_____
SIGNATURE

LENDER:

IF LENDER IS AN ENTITY:

_____
PRINT NAME OF ENTITY

By: _____
      (Signature)

_____
(Print Name)

Its: _____
        (Print Title)

EXHIBIT A

Form of Promissory Note

[Attached]